FORM 11-K
                  U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the Fiscal Year Ended March 31, 2009 OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                       Commission File Number: 0-27062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Horizon Bank Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Horizon Financial Corp.
     1500 Cornwall Avenue
     Bellingham, Washington 98226

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Financial Statements and Exhibits
---------------------------------

(a)  Financial Statements

     The Horizon Bank Employee Stock Ownership Plan became effective as of July 1, 1986. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended March 31, 2009 and 2008.

(b)  Exhibit 23 - Consent of Independent Registered Public Accounting Firm

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                                  Signatures

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              /s/Robert C. Diehl
                              ----------------------------------------
                              Member of the Horizon Bank Compensation
                                and Retirement Committee
                              Trustee, Horizon Bank Employee Stock
                                Ownership Plan

                              By: /s/Robert C. Diehl
                                 -------------------------------------
                               Robert C. Diehl                  (name)
                               ---------------------------------------
                               Director                        (title)
                               ---------------------------------------
                               Horizon Bank                     (bank)
                               ---------------------------------------


Date: September 28, 2009

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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN

                                              Report of Independent Registered
                                                        Public Accounting Firm
                                                      and Financial Statements
                                                 with Supplemental Information

                                                       March 31, 2009 and 2008

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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                             TABLE OF CONTENTS
                                                       MARCH 31, 2009 AND 2008
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                                                                          Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits......................   2

     Statement of Changes in Net Assets Available for Benefits...........   3

     Notes to Financial Statements....................................... 4-7


SUPPLEMENTAL SCHEDULE

     Form 5500, Required Portions of Schedule H..........................   8

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees
Horizon Bank Employee Stock Ownership Plan

We have audited the statement of net assets available for benefits of the Horizon Bank Employee Stock Ownership Plan (the "Plan") as of March 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended March 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the statement of net assets available for benefits of the Horizon Bank Employee Stock Ownership Plan as of March 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1 to the financial statements, the Board of Directors of Horizon Financial Corporation, the Plan's Sponsor, voted to terminate the Plan effective June 30, 2009. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which investments and cash and cash equivalents are stated from the ongoing plan basis used in presenting the 2008 financial statements to the liquidation basis used in presenting the 2009 financial statements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Everett, Washington
September 28, 2009

                                                                             1

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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                       MARCH 31, 2009 AND 2008
------------------------------------------------------------------------------




                                                       2009         2008
                                                    ---------     --------
                                                  (Liquidation    (Accrual
                                                      Basis)        Basis)

ASSETS
    Cash and cash equivalents                       $ 12,155     $   13,050
    Investment in Horizon Financial Corp.
      common stock, at market value                  435,960      3,827,873
                                                    --------     ----------

    Net Assets Available for Benefits               $448,115     $3,840,923
                                                    ========     ==========






See accompanying notes to these financial statements.                        2
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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                 FOR YEAR ENDED MARCH 31, 2009
------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS

   Employer contributions                                       $    18,199
   Dividends on Horizon Financial Corp.
     common stock                                                    85,638
   Interest income                                                      290
   Net unrealized depreciation of
     Horizon Financial Corp. common stock                        (3,243,617)
                                                                -----------
      Total additions to net assets                              (3,139,490)
                                                                -----------

DEDUCTIONS FROM NET ASSETS

   Fees                                                             (18,199)
   Benefits paid to participants                                   (235,119)
                                                                -----------
      Total deductions from net assets                             (253,318)
                                                                -----------

NET DECREASE IN ASSETS                                           (3,392,808)

NET ASSETS AVAILABLE FOR BENEFITS

   Beginning of year                                              3,840,923
                                                                -----------
   End of year                                                  $   448,115
                                                                ===========



See accompanying notes to these financial statements.                        3
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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
                                                       MARCH 31, 2009 AND 2008
------------------------------------------------------------------------------

Note 1 - DESCRIPTION OF PLAN

The following description of the Horizon Bank Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General - The Plan was formed on July 1, 1986 to provide certain benefits to the employees of Horizon Bank (the "Bank") and was subsequently amended several times. The Plan operates as an employee stock ownership plan ("ESOP"), and is designed to qualify under Section 401(a) and comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), and subsequent amendments. In May of 2009, the Plan Sponsor elected to terminate the Plan effective June 30, 2009.

The Plan owns approximately 2.21% of the outstanding common shares of Horizon Financial Corp. (the "Corporation") at March 31, 2009.

Bank Contributions - The Bank may make discretionary contributions as determined by the Board of Directors. There were contributions in the amount of $18,199 during the year ended March 31, 2008, utilized to pay expenses of the Plan.

Participation - All employees of the Bank are eligible to participate in the Plan after 24 consecutive months of service provided they complete 1,000 hours of service during each of those two years. Enrollment in the Plan occurs on the Entry Date, either April 1, or October 1, coincident with or next following the date on which two years of eligible service is completed. Participants who are employed on the last working day of the Plan year are eligible for an allocation of Bank contributions for the year, pursuant to Plan documents.

Participant Accounts - Two separate accounts are maintained for each participant, a Participant's Employer Stock Account and an Other Investment Account. The Participant Employer Stock Account maintained for each participant will be credited annually with his or her allocable share of Corporation common stock derived from contribution or dividends, earnings, losses, expenses, and unrealized appreciation or depreciation.

The Other Investments Accounts maintained for each participant is credited annually with his or her allocable share of cash dividends and any net income (or loss) earned by the Plan. The Plan had approximately $12,155 and $13,050 in net cash assets allocated in such a manner at March 31, 2009 and 2008, respectively.

Vesting - Participants are always fully vested in their accounts under the Plan. There are no special rules under the Plan with respect to the service that will be credited for vesting purposes. Upon termination all amounts in participants' accounts are nonforfeitable.

Administration of Plan Assets - Plan assets are held and managed by the Trustee of the Plan. The Trustee also handles Bank contributions and distributions. Various other administrative functions are performed by a third party administrator.

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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
                                                       MARCH 31, 2009 AND 2008
------------------------------------------------------------------------------


Note 1 - DESCRIPTION OF PLAN (CONTINUED)

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares, if any, on behalf of the collective best interest of plan participants and beneficiaries.

Payment of Benefits - Upon retirement, death, disability, or termination, a participant may elect to receive a lump sum amount or installment payments over a fixed reasonable period not to exceed the life expectancy of the employee's beneficiaries. Distribution of a participant's account shall commence as soon as administratively feasible, but no later than one year after the close of the Plan year in which the participant separates. All distributions shall be in the form of the Bank's common stock, cash, or a combination thereof. Fractional shares may be distributed in the form of cash.

Diversification - Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Corporation's stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. As of March 31, 2009, no participants have elected to diversify in this manner.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared under the liquidation basis of accounting as of and for the year ended March 31, 2009, and the accrual basis of accounting as of March 31, 2008. There are no material differences between the liquidation and accrual bases of accounting.

Income Recognition - Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit Payments - The Plan recognizes benefit payments in the period it is actually paid.

Operating Expenses - All expenses of maintaining the Plan are paid by the Plan. The Plan is subsequently reimbursed by the Corporation for the expenses in the form of an employer contribution.

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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
                                                       MARCH 31, 2009 AND 2008
------------------------------------------------------------------------------


Note 3 - INVESTMENT VALUATION AND INCOME RECOGNITION

The common shares of Horizon Financial Corp. are valued at market value as determined by quoted market price.

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157) effective April 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. As a result of the adoption of SFAS No. 157, the Plan classified its investments as of March 31, 2009 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

       Level 1 -  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
       Level 2 -  Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;
       Level 3 -  Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following table presents the Plan's financial assets measured at fair value on a recurring basis at March 31, 2009:

                                  Level 1    Level 2    Level 3     Total
                                 ---------  ---------  ---------   -------

Common stock                     $435,960   $     --   $     --   $435,960
                                 ========   ========   ========   ========
Total                            $435,960   $     --   $     --   $435,960
                                 ========   ========   ========   ========

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                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
                                                       MARCH 31, 2009 AND 2008
------------------------------------------------------------------------------

Note 4 - INVESTMENTS IN HORIZON FINANCIAL CORP. COMMON STOCK

The Plan's investments, at March 31, are presented as follows:

                                                      2009         2008
                                                   ---------    ----------
      Horizon Financial Corp.
        Common shares:
        Number of shares                             264,218       266,565
                                                  ==========    ==========
          Cost                                    $1,501,161    $1,649,458
                                                  ==========    ==========
          Market value                            $  435,960    $3,827,873
                                                  ==========    ==========

During 2009, 16,229 shares of Horizon Financial Corp. common stock were distributed to terminated participants representing the employer stock account portion of their account balance.

During 2009, dividends were used to purchase 13,882 shares of Horizon Financial Corp. common stock which were subsequently allocated to participants' accounts.

The investment in Horizon Financial Corp. common stock represents an investment in excess of 5% of Plan assets at March 31, 2009 and 2008.

Note 5 - TAX STATUS

The Plan applied for and obtained a determination letter dated July 1987 in which the IRS stated that the Plan, as designed, was substantially in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, the Plan administrator believes they are qualified and the related trust is tax exempt as of the financial statement date.

Note 6 - RISKS AND UNCERTAINTIES

The Plan invests in investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

Note 7 - SUBSEQUENT EVENT AND PLAN TERMINATION

In May of 2009, the Plan Sponsor voted to begin the process of terminating the Plan effective June 30, 2009. Subsequent to year-end, the Plan Sponsor filed an application with the IRS to terminate the Plan. Upon receipt of IRS approval, the net assets of the Plan will be distributed to the participants.

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                                                         Supplemental Schedule
------------------------------------------------------------------------------

                                                                  HORIZON BANK
                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                   EIN 91-0141935 PLAN NO. 002
                                    FORM 5500, REQUIRED PORTIONS ON SCHEDULE H
                                                                MARCH 31, 2009
------------------------------------------------------------------------------

Schedule H, Line 4i Schedule of Assets (Held at End of Year)

                                                                       (e)
(a)            (b)                       (c)               (d)       Current
             Issuer            Investment Description       Cost      Value
---   ----------------------    -----------------------  ----------  ---------

 *   Horizon Financial Corp.   264,218 Shares of $1.00
                                 par common stock       $1,501,161   $435,960
 *   Horizon Bank              Cash                         12,155     12,155


    * Party-in-interest as defined by ERISA




                                  EXHIBIT 23

         CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

            Consent of Independent Registered Public Accounting Firm


To the Board of Directors
Horizon Financial Corporation

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-88571) pertaining to the Bank of Bellingham 1993 Employee Stock Ownership Plan of our report dated September 28, 2009, with respect to the financial statements and schedules of the Horizon Bank Employee Ownership Plan included in this Annual Report (Form 11-K) for the fiscal year ended March 31, 2009.


/s/ MOSS ADAMS LLP


Everett, Washington
September 28, 2009

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